

Mail Stop 3030

March 31, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Mark Murphy
Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA   92614

> **RE:** **Pro-Dex, Inc.**
> **Form 10-KSB for fiscal year ended June 30, 2008**
> **Filed September 22, 2008**
> **File No. 0-14942**

Dear Mr. Murphy:

We have reviewed your response letter dated March 4, 2009 and have the following additional comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended June 30, 2008

Note 2. Summary of Significant Accounting Policies, page 33

Goodwill and Intangible Assets, page 34

1.   We note your response to our prior comment 3. Please tell us and revise the Critical Accounting Estimates section of your MD&A in future filings to address the following:

- Disclose the number of reporting units that you have identified for purposes of testing goodwill for impairment.

- Disclose the valuation methodology used to value goodwill and intangible assets. Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- To the extent the valuation assumptions and methodologies used for valuing goodwill and intangible assets have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

- To the extent you continue to believe that your external market capitalization does not represent the true value of the company, please revise your disclosures in future filings to explain the facts and circumstances which you believe are responsible for the significant disparity between your market capitalization and the book value of your net assets.

2.   As a related matter we note that you do not believe the current "unusual economic environment" represents a "circumstance or triggering event that would indicate that additional impairment testing is warranted." Please note that paragraph 28(a) of SFAS 142 indicates that an adverse change in the business climate would be a triggering event. Please tell us and revise future filings to discuss how you consider current market conditions in determining if a triggering event has occurred.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant